Exhibit 99.9

John Bean Technologies Corporation

70 West Madison Street

Suite 4400

Chicago, IL 60602

USA

Co. Brian Deck

President & Chief Executive Officer

19 November 2023

Re: Undertaking to support a potential takeover of Marel hf.

Dear Brian,

We refer to our previous discussions regarding Eyrir Invest hf.’s (“Eyrir”) shareholding in Marel hf. (“Marel”) and John Bean Technologies’ (“JBT”) interest in Marel and the future possibilities of the two companies.

Eyrir furthermore refers to a draft letter from JBT to Marel, dated 18 November 2023, whereby JBT submits a proposal for a combination of JBT and Marel by means of a potential voluntary takeover offer (the “Proposal”).

With this letter Eyrir hereby irrevocably undertakes and declares that it, as holder of 24.69% of all outstanding share capital of Marel, fully supports the prices, valuations, terms and conditions of the Proposal and will accept an offer that is in accordance with the Proposal, if and subject to a binding voluntary takeover offer being submitted by JBT to the shareholders of Marel.

Eyrir furthermore commits to support any alternate transaction from JBT, or any of its affiliates, on the same terms and conditions having the same or similar effect, including but not limited to, a merger of JBT and Marel.

This letter is based on Icelandic law and subject to the exclusive jurisdiction of the Icelandic courts.

Sincerely on behalf of

Eyrir Invest hf.

/s/ Friðrik Jóhannsson
Friðrik Jóhannsson
Chairman of the Board